UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
PureCycle Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74623V103
(CUSIP Number)
Matthew Whitehead
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+1 332 242 8518

Kevin Grant, Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 714,300
	8	SHARED VOTING POWER 29,336,156
	9	SOLE DISPOSITIVE POWER 714,300
	10	SHARED DISPOSITIVE POWER 29,336,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,050,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 74623V103
ITEM 1.	SECURITY AND ISSUER:
This Amendment No. 1 on Schedule 13D/A (this Amendment) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 24, 2022 (the Schedule 13D), relating to the common stock, par value $0.001 per share, of PureCycle Technologies, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons are filing this Amendment in connection with their purchase of the Issuers 7.25% Green Convertible Senior Notes due 2030 pursuant to that certain Indenture, dated as of August 24, 2023, between the Issuer and the trustee named therein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 2.	IDENTITY AND BACKGROUND:
Item 2 is hereby amended and restated as follows:
Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra HK and Sylebra Capital LLC (Sylebra US) are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients.

The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management (Sylebra Cayman) is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson (Gibson) owns 100% of the Class A shares of Sylebra Cayman and 100% of the capital stock of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the securities of the Issuer held by the Affiliated Investment Entities. In addition, Gibson owns all of the outstanding equity interests in Gibsons Korner LLC (GK LLC) and thus may be deemed to share voting and dispositive power over the securities of the Issuer held by GK LLC.

Sylebra HK, Sylebra US, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principal address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK, Sylebra US, and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments.
None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Item 3 is hereby amended and restated as follows: The Reporting Persons each used their respective working capital to purchase the securities of the Issuer described in this Statement.
ITEM 4.	PURPOSE OF TRANSACTION:
On August 24, 2023, the Affiliated Investment Entities purchased $50,000,000 aggregate principal amount at maturity of the Issuers 7.25% Green Convertible Senior Notes due 2030 (the notes) pursuant to that certain Indenture, dated as of August 24, 2023, between the Issuer and the trustee named therein (the Indenture), for an aggregate issue price of $45,000,000. The notes bear interest at a rate of 7.25% per year on the principal amount at maturity, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2024. The notes will mature on August 15, 2030, unless earlier repurchased, redeemed or converted. Each $1,000 principal amount at maturity of notes have an issue price of $900. An amount equal to the difference between the issue price and the principal amount at maturity will accrete from the original issue date through August 15, 2027.

The Reporting Persons may convert all or any portion of their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Issuer will pay or deliver, as the case may be, cash, shares of the Issuers common stock or a combination of cash and shares of the Issuers common stock, at the Issuers election. The conversion rate will initially be 67.4764 shares of the Issuers common stock per $1,000 principal amount at maturity of the notes (equivalent to an initial conversion price of approximately $14.82 per share of the Issuers common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest or the accretion of principal. In addition, following certain corporate events that occur prior to August 15, 2027 or upon the issuance of a notice of redemption prior to August 15, 2027 for an optional redemption, the Issuer will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or elects to convert its notes called (or deemed called) for optional redemption during the related redemption period.

Notwithstanding the foregoing, the Reporting Persons will not be entitled to receive any shares of the Issuers common stock otherwise deliverable upon conversion of the notes, or upon the exercise of the Series A Warrants (as defined below), to the extent, but only to the extent, that such receipt would cause the Reporting Persons to become, directly or indirectly, the beneficial owner of more than 19.99% of the shares of the Issuers common stock outstanding at such time. Any purported delivery of shares of the Issuers common stock upon conversion of the notes, or upon exercise of the Series A Warrants, shall be void and have no effect to the extent, but only to the extent, that such delivery would result in the Reporting Persons becoming the beneficial owner of shares of the Issuers common stock outstanding at such time in excess of the beneficial ownership limits then applicable to the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited(2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 29,193,256
Sole Dispositive Power: --
Shared Dispositive Power: 29,193,256
Beneficial Ownership: 29,193,256
Percentage of Class (1): 17.80%

Reporting Person: Sylebra Capital LLC(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 29,193,256
Sole Dispositive Power: --
Shared Dispositive Power: 29,193,256
Beneficial Ownership: 29,193,256
Percentage of Class (1): 17.80%

Reporting Person: Sylebra Capital Management(4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 29,193,256
Sole Dispositive Power: --
Shared Dispositive Power: 29,193,256
Beneficial Ownership: 29,193,256
Percentage of Class (1): 17.80%

Reporting Person: Daniel Patrick Gibson(5)
Shares Held Directly: 714,300
Sole Voting Power: 714,300
Shared Voting Power: 29,336,256
Sole Dispositive Power: 714,300
Shared Dispositive Power: 29,336,256
Beneficial Ownership: 30,050,456
Percentage of Class (1): 18.32%

(1) This percentage is calculated based upon 163,991,927 shares of the Issuers common stock outstanding as of August 4, 2023 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(3) Sylebra US holds no shares of the Issuers common stock directly. Sylebra US may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(4) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(5) Gibson owns 100% of the Class A shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities. Gibson owns 100% of the outstanding equity interests in GK LLC and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by GK LLC.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons other than as described in this Statement.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 is hereby amended and restated as follows:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.
Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit Joint Filing Agreement, dated as of 24 August, 2023, by and among the Reporting Persons.

CUSIP No.: 74623V103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 28 2023	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
August 28 2023	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, Authorized Signatory
August 28 2023	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
August 28 2023	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 74623V103
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: August 28 2023